[redacted]

SECURIT 04015034 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2004

SEC FILE NUMBER
8- 50146

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D. M. Keck & Co., Inc. dba Discount MuniBrokers

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Lake Drive East, Suite 100
(No. and Street)

Cherry Hill NJ 08002
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Woodworth & St. John
(Name – *if individual, state last, first, middle name*)

704C East Main Street Moorestown NJ 08057
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS 3/26

OATH OR AFFIRMATION

I, Patricia Keck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Discount MuniBrokers, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Patricia Keck
Signature

Senior Vice-President
Title

Michael [signature]
Notary Public

MICHAEL E. TOMMASINO
Notary Public, State of New York
No. 43-4960091
Qualified in Richmond County
Commission Expires 12/18/05

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

D. M. KECK & COMPANY, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

Prepared by:

Woodworth & St. John, LLC
Certified Public Accountants
704-C East Main Street
Moorestown, New Jersey 08057
(856) 235-0600

D. M. KECK & COMPANY, INC.
TABLE OF CONTENTS
DECEMBER 31, 2003

WOODWORTH & ST. JOHN L.L.C.
Certified Public Accountants

704-C EAST MAIN STREET ♦ MOORESTOWN, N.J. 08057 ♦ (856) 235-0600 ♦ FAX (856) 778-5451

To the Board of Directors
D. M. Keck & Company, Inc.
Cherry Hill, New Jersey

We have audited the accompanying balance sheet of D. M. Keck & Company, Inc. d/b/a Discount Muni Brokers as of December 31, 2003 and the related statements of income, stockholders' equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respect, the financial position of D. M. Keck & Company, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 15C3-1 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woodworth & St John

Woodworth & St. John, L.L.C.
Certified Public Accountants

February 24, 2004

D. M. KECK & COMPANY, INC
BALANCE SHEET
DECEMBER 31, 2003

ASSETS

CURRENT ASSETS				
Cash				226,487
Commissions receivable - clearing broker				134;135
Other receivable				15,822
Interest receivable				1,246
Loan to officer				15,521
Loan to employees				4,280
Prepaid expenses				13,335
Prepaid corporation taxes				2,471
				413,297
PROPERTY AND EQUIPMENT	*Cost*	*Accumulated Depreciation*	*Net Book Value*	
Office equipment	13,524	13,524	0	
Furniture and fixtures	12,371	11,519	852	
Equipment under capital lease	78,630	50,104	28,526	
Data processing equipment	57,530	54,421	3,109	
	162,054	129,568		32,486
OTHER ASSETS				
Lease deposits			969	
Security deposit			4,309	5,278
				451,061

LIABILITIES AND STOCKHOLDERS EQUITY

CURRENT LIABILITIES		
Capital lease obligatons		17,870
Accounts payable		72,725
Accrued payroll		48,800
Accrued corporate income taxes		5,595
Accrued expenses		237
		145,227
NON CURRENT LIABILITIES		
Capital lease obligatons		30,958
STOCKHOLDERS EQUITY		
Common stock (10,000 shares authorized, 2,006 issued and outstanding	284,719	
Less, treasury stock	(12,500)	
Retained earnings	2,657	274,876
		451,061

"The Accompanying Notes Are An Integral Part of This Financial Statement"

CONFIDENTIAL

D. M. KECK & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2003

REVENUES	
Principal transactions	2,732,237
OPERATING EXPENSES	
Group insurance	65,433
Clearing fees	237,644
Salaries	1,721,489
Payroll taxes	92,405
Regulatory fees	19,532
	2,136,503
GENERAL AND ADMINISTRATIVE EXPENSES	
Advertising and promotion	13,064
Bank charges	5,427
Cable and internet expense	25,051
Communications and data processing	111,616
Consulting	1,500
Depreciation	22,694
Dues and subscriptions	1,345
Equipment leasing	1,572
Insurance	15,669
Maintenance and repairs	2,188
Meals and entertainment	83,028
Office expense	11,780
Payroll processing	2,103
Professional fees	8,455
Rent	68,111
Supplies	17,264
Telephone	65,938
Travel and lodging	27,012
Utilities	5,188
	489,005
INCOME FROM OPERATIONS	106,729
OTHER INCOME (EXPENSE)	
Interest income	2,297
Other income	4,249
Interest expense	(9,222)
Contributions	(505)
INCOME BEFORE TAXES	103,548
INCOME TAXES	
Federal	29,455
State	11,436
NET INCOME FOR THE YEAR	62,657

"The Accompanying Notes Are An Integral Part of This Financial Statement"

CONFIDENTIAL

D. M. KECK & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2003

	Common Stock	*Additional Paid In Capital*	*Retained Earnings*
BALANCE - January 1, 2003	284,719	0	0
Net Income for the year	0	0	62,657
Dividends	0	0	(60,000)
BALANCE - December 31, 2003	284,719	0	2,657

"The Accompanying Notes Are An Integral Part of This Financial Statement"

D. M. KECK & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES		
Net income for the year		62,657
Adjustments to reconcile net income for the year to cash provided by operating activities -		
Depreciation		22,694
Change in other receivable		(15,822)
Change in prepaid expenses		5,386
Change in accounts payable		9,149
Change in commissions receivable - clearing broker		(63,673)
Change in accrued expenses		7,252
Change in accrued corporate income taxes		(8,165)
Change in interest receivable		(699)
Change in prepaid corporate income taxes		(2,391)
Cash provided by operating activities		16,388
INVESTING ACTIVITIES		
Loan to officer	(3,512)	
Acquisition of equipment	(2,617)	
Proceeds from notes receivable - officers	8,563	
Loans to employees	(99)	
Proceeds from security deposits	4,695	
Cash provided by investing activities		7,030
FINANCING ACTIVITIES		
Dividends	(60,000)	
Payments on capital leases	(14,868)	
Cash expended for financing activities		(74,868)
DECREASE IN CASH AND CASH EQUIVALENTS		(51,450)
CASH AND CASH EQUIVALENTS - January 1, 2003		277,937
CASH AND CASH EQUIVALENTS - December 31, 2003		226,487

Supplemental Disclosure of Cash Flow Information:

Cash paid for interest	9,222
Cash paid for taxes	53,624

"The Accompanying Notes Are An Integral Part of This Financial Statement"

D. M. KECK & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1) NATURE OF OPERATIONS

The Company is registered with the Securities and Exchange Commission as a Municipal Securities Broker - Dealer pursuant to Section 15(b) Securities Exchange Act of 1934. A municipal securities broker - dealer acts as principal or agent in the purchase or sale of municipal securities.

The Company will be known as an "Introducing Broker" to its clearing agent, First Clearing Corporation, Richmond, VA. Therefore, the Company will not hold any securities or customer funds. All of these actions will be done by First Clearing Corporation as pursuant to the clearing agreement between D. M. Keck & Company, Inc., and First Clearing Corporation signed June 25, 1997.

2) SIGNIFICANT ACCOUNTING POLICIES

Method of Accounting
The Company recognizes income using the accrual method of accounting for income tax and financial statements purposes

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment
Property and equipment are stated at cost. Maintenance, repairs and minor renewals are charged to operations as incurred. Depreciation is provided over the estimated useful lives of the assets on an accelerated method. The estimated useful lives of the various classes of assets are:

	Range in Years
Equipment	5
Furniture and fixtures	7

Compensated Absences
Employees of the Company are entitled to paid vacations, paid sick days and personal days off, depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Cash and Cash Equivalents
For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

3) RELATED PARTY TRANSACTIONS

The Company has a loan receivable to D. Michael Keck in the amount of $15,521. The loan is unsecured and there are no formal repayment terms.

4) OPERATING LEASE COMMITMENTS

The Company is obligated under a non-cancelable lease for office space expiring April 2, 2009.

Minimum required future rental payments under this operating lease as of December 31, 2003 are:

December 31, 2004	55,396
December 31, 2005	56,832
December 31, 2006	58,063
December 31, 2007	58,883
December 31, 2008	59,008
	229,174

The Company is obligated under an operating lease for software. The agreement renews automatically at the end of each year and can be terminated with 60 days written notice by the Company.

The Company has entered into an operating lease with Canon Financial Services, Inc. for office equipment. The minimum lease payments are as follows:

December 31, 2004	1,368
December 31, 2005	2,052
December 31, 2006	2,052
December 31, 2007	2,052
December 31, 2008	2,052
	9,576

5) CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15C3-1(k)(2)(i)) which requires the maintenance of a minimum net capital requirement of not less than $100,000.

6) CAPITAL LEASE

The Company acquired office equipment under the provisions of long-term leases. For financial reporting purposes, minimum lease payments relating to the office equipment have been capitalized. The leased property under capital lease as of December 31, 2003 has a cost of $28,526, accumulated amortization of $50,104 and a net book value of $28,526 Amortization of the leased property is included in depreciation expense.

The future minimum lease payments under capital lease and the net present value of the future minimum lease payments at December 31, 2003 are as follows:

Total minimum lease payments	61,291
Amount representing interest	(12,463)
Present value of net minimum lease payments	48,828
Current portion	(17,870)
Long-term capital lease obligation	30,958

7) LINE OF CREDIT

The Company has a revolving line of credit with Sun National Bank. The line of credit is for $50,000 and has an outstanding balance of $-0- at December 31, 2003. Interest accrues at the bank's prime rate plus ½ %. The line is due in full on December 11, 2005. The note is secured by business assets and the personal guarantee of shareholder D. Michael Keck.

END OF NOTES TO FINANCIAL STATEMENTS

CONFIDENTIAL

D. M. KECK & COMPANY, INC.

SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

WOODWORTH & ST. JOHN L.L.C.
Certified Public Accountants

704-C EAST MAIN STREET • MOORESTOWN, N.J. 08057 • (856) 235-0600 • FAX (856) 778-5451

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
D. M. Keck & Company, Inc.
Cherry Hill, New Jersey

We have audited the accompanying consolidated financial statements of D. M. Keck & Company, Inc. and subsidiaries as of and for the year ended December 31, 2003, and have issued our report thereon dated February 24, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Woodworth & St John

Woodworth & St. John, L.L.C.
Certified Public Accountants

February 24, 2004

CONFIDENTIAL

D. M. KECK & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	December 31, 2003
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required by Company	100,000

CUSTOMER RESERVE REQUIREMENT

As per SEC Rule 15c3-3(k)(2)(ii), D. M. Keck & Company, Inc. is exempt from this provision. D. M. Keck is an "Introducing Broker" who clears on a fully disclosed basis through First Clearing Corporation. Pursuant to a clearing agreement between D. M. Keck & Company, Inc. and First Clearing Corporation signed June 25, 1997, D. M. Keck holds no customer funds or customer securities.

"The Accompanying Notes Are An Integral Part of This Financial Statement"

D. M. KECK & COMPANY, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		12/31/03
NET CAPITAL		
Total stockholders' equity		274,876
Deductions and/or charges -		
Nonallowable assets		
Petty cash		(241)
Receivables - shareholders, officer, employees and others		(19,800)
Prepaid expenses		(15,806)
Property and equipment (net)		(32,487)
Other assets		(5,278)
		(73,612)
Net capital		201,264
AGGREGATE INDEBTEDNESS		
Items included in balance sheets -		
Accounts payable	72,727	
Accrued expenses	54,632	
Capital leases	48,828	
RECONCILIATION WITH COMPANY COMPUTATION		
Net capital, as reported on Company Part II A (unaudited) focus report		143,999
Net audit adjustments		57,265
Net capital		201,264

"The Accompanying Notes Are An Integral Part of This Financial Statement"

WOODWORTH & ST. JOHN L.L.C.
Certified Public Accountants

704-C EAST MAIN STREET ♦ MOORESTOWN, N.J. 08057 ♦ (856) 235-0600 ♦ FAX (856) 778-5451

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROLS

February 24, 2004

To the Board of Directors
D. M. Keck & Company, Inc.
Cherry Hill, New Jersey

In planning and performing our audit of the financial statements of D. M. Keck & Company, Inc. for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by D. M. Keck & Company, Inc. in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for deferring compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. No facts came to our attention which indicated that the exemptive conditions had not been complied with during the period.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safe-guarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded property to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Woodworth & St John

Woodworth & St. John, L.L.C.
Certified Public Accountants